UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Endesa, S.A.
(Name of Issuer)

ordinary shares, nominal value €1.20 each
(Title of Class of Securities)

E41222113
(CUSIP Number)

James H. Bathon Banco Santander Central Hispano, S.A. c/o Banco Santander Central Hispano, S.A., New York Branch 45 East 53rd Street New York, NY 10022 (212) 350-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. E41222113	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Banco Santander Central Hispano, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,632,616
	8	SHARED VOTING POWER 824,843
	9	SOLE DISPOSITIVE POWER 1,632,616
	10	SHARED DISPOSITIVE POWER 824,843
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,457,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.232%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. E41222113	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Banco Español de Crédito, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 401,239
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 401,239
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 401,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.038%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. E41222113	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Santander Seguros y Reaseguros, CIA Aseguradora, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 156,337
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 156,337
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,337
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.015%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. E41222113	13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Santander Investment Bolsa S.V.S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 267,267
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 267,267
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.025%
14	TYPE OF REPORTING PERSON (See Instructions) CO

     This Amendment No. 2 (the “Amendment”) constitutes the second amendment to the Schedule 13-D originally filed by Banco Santander Central Hispano, S.A., a Spanish sociedad anonima (“Santander”), and the other filing persons identified therein (the “Reporting Persons”), with the Securities and Exchange Commission (“SEC”) on October 20, 2006 (the “Statement”, and as amended from time to time prior to the date hereof, the “Schedule 13D/A”), with respect to ordinary shares, nominal value €1.20 each (the “Shares”), of Endesa, S.A., a Spanish sociedad anonima (the “Issuer”). Except as specifically amended by this Amendment, the Schedule 13D/A remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Statement.

      Item 4. Purpose of Transaction

     Item 4 of the Schedule 13D/A is hereby amended by adding the following to the end of the disclosures set forth therein:

     On November 10, 2006, Finanzas Dos, S.A. (“Finanzas”) exercised its early termination rights under each of the total return equity swap transactions relating to the Issuer’s Shares described above. Consequently, on that date Santander sold in the open market on the Automated Quotation Systems of the Spanish stock exchanges the 101,983,965 Shares that it had held in order to hedge its exposure under the total return equity swaps. The net payment to be made by Santander to Finanzas as a result of this termination of the swap transactions is EUR 215,215,476.42.

     Santander owns 1,632,616 Shares of the Issuer, and Santander’s subsidiaries, Banco Español de Crédito, S.A., Santander Seguros y Reaseguros, CIA Aseguradora S.A., and Santander Investment Bolsa S.V.,S.A. own 824,843 Shares of the Issuer, in each case acquired in the course of proprietary trading activities and transactions on behalf of clients.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANCO SANTANDER CENTRAL HISPANO, S.A.

November 15, 2006

Date

/s/ Juan Guitard

Signature

Juan Guitard/Executive Vice President

(Name/Title)

BANCO ESPAÑOL DE CREDITO, S.A.

November 15, 2006

Date

/s/ Jose M. Puro Morales

Signature

Jose M. Puro Morales/Sub-Director General

(Name/Title)

SANTANDER SEGUROS Y REASEGUROS, CIA ASEGURADORA, S.A.

successor of BANESTO SEGUROS

November 15, 2006

Date

/s/ David Fernandez Rueda

Signature

David Fernandez Rueda/Director Tecnico

(Name/Title)

/s/ Arturo Palomero

Signature

Arturo Palomero/Apoderado

(Name/Title)

SANTANDER INVESTMENT BOLSA, S.V.S.A.

November 15, 2006

Date

/s/ Gabriel Alvarez de Toledo

Signature

Gabriel Alvarez de Toledo/CEO

(Name/Title)

TRANSACTIONS IN SHARES OF THE ISSUER SINCE OCTOBER 20, 2006

     All of the purchases and sales of Shares set forth below were made by Santander since October 20, 2006:

Date of Transaction		Number of Shares
(Day/Month/Year)	Buy/Sell	Purchased	Nature of Purchase	Price Per Share

26/10/2006	Buy	14,684	Open Market	34.36
26/10/2006	Buy	17,159	Open Market	34.38
26/10/2006	Buy	25,000	Open Market	34.36
26/10/2006	Sell	-25,000	Open Market	34.36
26/10/2006	Sell	-17,159	Open Market	34.38
27/10/2006	Buy	14,684	Open Market	34.50
30/10/2006	Buy	7,342	Open Market	34.41
30/10/2006	Sell	-22,026	Open Market	34.47
31/10/2006	Sell	-7,342	Open Market	34.56
1/11/2006	Sell	-14,684	Open Market	34.73
3/11/2006	Buy	35,000	Open Market	35.11
3/11/2006	Sell	-73,420	Open Market	35.33
3/11/2006	Sell	-35,000	Open Market	35.11
6/11/2006	Buy	17	Open Market	35.93
6/11/2006	Buy	20	Open Market	35.93
6/11/2006	Buy	52	Open Market	35.93
6/11/2006	Buy	52	Open Market	35.93
6/11/2006	Buy	61	Open Market	35.82
6/11/2006	Buy	65	Open Market	35.81
6/11/2006	Buy	101	Open Market	35.82
6/11/2006	Buy	105	Open Market	35.93
6/11/2006	Buy	128	Open Market	35.82
6/11/2006	Buy	150	Open Market	35.93
6/11/2006	Buy	158	Open Market	35.93
6/11/2006	Buy	196	Open Market	35.93
6/11/2006	Buy	204	Open Market	35.82
6/11/2006	Buy	250	Open Market	35.93
6/11/2006	Buy	250	Open Market	35.81
6/11/2006	Buy	321	Open Market	35.82
6/11/2006	Buy	423	Open Market	35.82
6/11/2006	Buy	762	Open Market	35.82
6/11/2006	Buy	1,685	Open Market	35.81
6/11/2006	Buy	34,684	Open Market	35.75
6/11/2006	Sell	-3,735	Open Market	35.94
6/11/2006	Sell	-3,440	Open Market	35.83
6/11/2006	Sell	-2,372	Open Market	35.68
6/11/2006	Sell	-1,265	Open Market	35.94
6/11/2006	Sell	-628	Open Market	35.68
6/11/2006	Sell	-480	Open Market	35.83
6/11/2006	Sell	-427	Open Market	35.83
6/11/2006	Sell	-225	Open Market	35.83
6/11/2006	Sell	-167	Open Market	35.83
6/11/2006	Sell	-100	Open Market	35.83
6/11/2006	Sell	-100	Open Market	35.83
6/11/2006	Sell	-61	Open Market	35.83
7/11/2006	Buy	14,684	Open Market	35.75
7/11/2006	Sell	-73,420	Open Market	35.50

Date of Transaction		Number of Shares
(Day/Month/Year)	Buy/Sell	Purchased	Nature of Purchase	Price Per Share

8/11/2006	Buy	7,342	Open Market	35.69
10/11/2006	Buy	14,684	Open Market	35.55
10/11/2006	Buy	15,000	Open Market	35.65
10/11/2006	Sell	-101,983,965	Open Market	35.6248
10/11/2006	Sell	-15,000	Open Market	35.65
13/11/2006	Buy	7,342	Open Market	35.57
13/11/2006	Sell	-222,903	Open Market	35.75
13/11/2006	Sell	-8,360	Open Market	35.74
14/11/2006	Buy	30,000	Open Market	35.74
14/11/2006	Buy	5,000	Open Market	35.74
14/11/2006	Buy	5,000	Open Market	35.75
14/11/2006	Buy	5,000	Open Market	35.75
14/11/2006	Buy	15,000	Open Market	35.77
14/11/2006	Buy	3,944	Open Market	35.75
14/11/2006	Buy	105,000	Open Market	35.94
14/11/2006	Buy	5,874	Open Market	35.94
14/11/2006	Buy	15,000	Open Market	35.75
14/11/2006	Sell	-7,342	Open Market	35.65

     All of the purchases of Shares set forth below were made by Banco Español de Crédito, S.A. since October 20, 2006:

Date of Transaction		Number of Shares
(Day/Month/Year)	Buy/Sell	Purchased	Nature of Purchase	Price Per Share

13/11/2006	Buy	40,000	Open Market	35.75
14/11/2006	Buy	10,000	Open Market	35.94

     All of the purchases and sales of Shares set forth below were made by Santander Investment Bolsa, S.V., S.A. since October 20, 2006:

Date of Transaction		Number of Shares
(Day/Month/Year)	Buy/Sell	Purchased	Nature of Purchase	Price Per Share

10/26/2006	Buy	3,000	Open Market	34.30
10/26/2006	Sell	3,000	Open Market	34.30
10/30/2006	Buy	749	Open Market	34.65
10/30/2006	Sell	749	Open Market	34.65
10/31/2006	Sell	2,937	Open Market	34.73
11/1/2006	Buy	9,492	Open Market	34.80
11/1/2006	Sell	9,492	Open Market	34.80
11/14/2006	Buy	68	Open Market	35.82
11/14/2006	Sell	68	Open Market	35.84

     All of the purchases and sales of Shares set forth below were made by Santander Seguros y Reaseguros, CIA Aseguradora, S.A. since October 20, 2006:

Date of Transaction		Number of Shares
(Day/Month/Year)	Buy/Sell	Purchased	Nature of Purchase	Price Per Share

10/27/2006	Buy	100,000	Open Market	34.50
10/27/2006	Buy	25,000	Open Market	34.50
10/30/2006	Buy	2,898	Open Market	34.33
10/30/2006	Buy	102	Open Market	34.39
10/30/2006	Sell	3,000	Open Market	34.35
11/13/2006	Sell	50,000	Open Market	35.75
11/13/2006	Sell	50,000	Open Market	35.75